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                                                                    EXHIBIT 12.1

Newfield Exploration Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

                                                                                                                    Nine Months
                                                                             For the Year Ended December 31,           Ended
                                                                  ------------------------------------------------  September 30,
                                                                   1997      1998      1999       2000      2001        2002
                                                                  -------  --------  --------   --------  --------  -------------
Pre-tax income from continuing operations                         $62,421  ($88,376) $ 52,015   $204,689  $191,360    $ 65,127

Fixed charges:
Interest expense, including debt issue amortization                 3,268     9,508    14,744     18,664    28,312      21,852
Capitalized interest                                                3,481     4,369     2,376      5,353     8,891       6,553
Interest portion of rent expense                                      197       633       933      1,072     1,367         683
                                                                  -------  --------  --------   --------  --------    --------
Total fixed charges before preferred dividend requirements          6,946    14,510    18,053     25,089    38,570      29,088
                                                                  -------  --------  --------   --------  --------    --------
Preferred dividend requirements                                        --        --        --         --        --          --
                                                                  -------  --------  --------   --------  --------    --------
Total fixed charges and preferred dividend requirements                --        --        --         --        --          --
                                                                  =======  ========  ========   ========  ========    ========

Earnings Before Fixed Charges (excludes capitalized interest)
and preferred dividend requirements                                65,886   (78,235)   67,692    224,425   221,039      87,662
Earnings Before Fixed Charges (excludes capitalized interest)      65,886   (78,235)   67,692    224,425   221,039      87,662

Ratio of earnings to fixed charges                                    9.5    Note(1)      3.7        8.9       5.7         3.0
Ratio of earnings to combined fixed charges and preferred
dividends(2)                                                          9.5    Note(1)      3.7        8.9       5.7         3.0

Fixed charges consist of interest (both expensed and capitalized), distribution on convertible trust preferred securities and the estimated interest component of rent expense.

(1) We had a loss for the year ended December 31, 1008 for purposes of computing these rations. Earnings for the such year were insufficient to cover fixed charges by approximately $92.7 million.

(2) As of the date of this prospectus, there are not outstanding share of preferred stock.


                                  Exhibit 12.1